EXHIBIT 99.1

ASM International N.V.

ASM International to Host Analyst and Investor Technology Seminar

ALMERE, The Netherlands, July 1, 2011 – ASM International N.V.(NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) will hold an analyst and investor technology briefing on Wednesday, July 13, 2011, at 8:00 – 9:30 a.m. (PDT) in San Francisco, coinciding with SEMICON West 2011. The presentation will be held in Room 250 West Mezzanine, Moscone Center and simultaneously webcast on www.asm.com.

The seminar includes presentations on both Front-end and Back-end technologies.

Han Westendorp, Vice President Corporate Marketing Front-End will address “Enabling Advanced Wafer Processing with New Materials”; Leroy Christie, Director of Process & Package Technology for ASM Pacific Technology Ltd. will focus on “Enabling Advanced Packaging Solutions with New Equipment Technology”, and, Mark Ogden, Manager Marketing & Sales Support for ASM Assembly Systems, ASM Pacific Technology Ltd., will discuss “Meeting the Future Challenges of SMT (Surface Mount Technology)”.

Those interested in attending the seminar should reply to maryjo.dieckhaus@asm.com.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contact:

Mary Jo Dieckhaus

+1 212 9862900

maryjo.dieckhaus@asm.com